SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SYNNEX CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer))

4.0% Convertible Senior Notes due 2018

(Title of Class of Securities)

87162WAB6

(CUSIP Number of Class of Securities)

Simon Y. Leung

Senior Vice President and General Counsel

SYNNEX Corporation

44201 Nobel Drive

Fremont, California 94538

(510) 656-3333

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With Copies to:

Stanton D. Wong, Esq. Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Francisco, CA 94111-5998 (415) 983-1790	Gabriella A. Lombardi, Esq. Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4670

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$143,750,000	$19,608

(1)	Calculated solely for purposes of determining the filing fee. The transaction valuation assumes that all 4.0% Convertible Senior Notes due 2018 (the “Notes”) outstanding as of April 15, 2013 will be repurchased for a price equal to 100% of the principal amount. As of April 15, 2013, there was $143,750,000 aggregate principal amount of Notes outstanding.
(2)	Calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934 and equals $136.40 per million of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by SYNNEX Corporation, a corporation duly organized and existing under the laws of the State of Delaware (the “Company”), and relates to the right of each holder (each, a “Holder”) of the Company’s 4.0% Convertible Senior Notes due 2018 (the “Notes”) to require the Company to repurchase the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of May 12, 2008 (the “Indenture”), between the Company and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), and the Notes. The right of a Holder to require the Company to repurchase the Notes, as described in the Company Notice to Holders of the 4.0% Convertible Senior Notes due 2018 issued by the Company, dated April 16, 2013, filed an exhibit to this Schedule TO, as amended or supplemented from time to time, is referred to as the “Put Option.”

On April 16, 2013, the Company announced that it will redeem all of the outstanding Notes on May 20, 2013 (the “Redemption Date”) at a redemption price equal to 100% of the principal amount of the Notes redeemed plus any accrued and unpaid interest (including any contingent interest) up to, but not including, Redemption Date, as provided for in the Indenture and the Notes. As a result of the Company’s notice of redemption, Holders may surrender for conversion any Notes called for redemption at any time prior to 5:00 p.m., New York City time, on May 17, 2013. Notes surrendered for conversion will be converted as provided for in the Indenture and the Notes.

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing condition and (iii) the Put Option applies to all outstanding Notes.

ITEM 11. ADDITIONAL INFORMATION.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Company Notice to Holders of 4.0% Convertible Senior Notes due 2018 issued by SYNNEX Corporation, dated April 16, 2013, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(5)(A)	Press Release dated April 16, 2013.

(b)(1)	Fourth Amended and Restated Credit Agreement, dated as of November 12, 2010, by and among the Company, the lenders signatories thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report in Form 8-K filed on November 18, 2010).

Exhibit Number	Description

(b)(2)	Amendment No. 5 to Fourth Amended and Restated Credit Agreement, dated as of October 18, 2012, by and among the Company, the lenders signatories thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 24, 2012).

(b)(3)	Fourth Omnibus Amendment, dated as of January 11, 2010, among the Company, SIT Funding Corporation, Bank of America, N.A. and the other signatories thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 15, 2010).

(b)(4)	Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of January 23, 2009, by and among the Originators party thereto from time to time, the Company and SIT Funding Corporation (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report in Form 10-K for the year ended November 30, 2008).

(b)(5)	Fifth Amendment to Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of November 12, 2010, between the Company and SIT Funding Corporation (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 18, 2010).

(b)(6)	Sixth Amendment to Third Amended and Restated Receivables Sales and Servicing Agreement, dated as of October 18, 2012, between the Company and SIT Funding Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 24, 2012).

(b)(7)	Fourth Amended and Restated Receivables Funding and Administration Agreement, dated as November 12, 2010, among SIT Funding Corporation, the lenders party thereto from time to time, The Bank of Nova Scotia and PNC Capital Markets, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report in Form 8-K filed on November 18, 2010).

(b)(8)	Third Amendment to Fourth Amended and Restated Receivables Funding and Administration Agreement, dated as of October 18, 2012, by and among SIT Funding Corporation and the lenders signatories thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 24, 2012).

(d)(1)	Indenture, dated as of May 12, 2008, between SYNNEX Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 16, 2008).

(d)(2)	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).

(d)(3)	Amendment to the Amended and Restated 2003 Stock Incentive Plan, dated November 21, 2008 (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended November 30, 2008).

(d)(4)	Form of Notice of Stock Option Grant (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).

Exhibit Number	Description

(d)(5)	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).

(d)(6)	Form of Restricted Stock Award (Directors) (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).

(d)(7)	Form of Notice of Restricted Stock Unit Award (Performance Vesting) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 4, 2010).

(d)(8)	Amendment to Amended and Restated 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended November 30, 2011).

(d)(9)	Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).

(d)(10)	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).

(d)(11)	SYNNEX Corporation 2013 Stock Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A filed on February 22, 2013).

(d)(12)	Amendment No. 1 to SYNNEX Corporation 2013 Stock Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Additional Proxy Materials on Schedule 14A filed on March 5, 2013).

(d)(13)	Offer Letter to Marshall Witt dated March 29, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 3, 2013).

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SYNNEX CORPORATION

By:	/s/ Simon Y. Leung
Name:	Simon Y. Leung
Title:	Senior Vice President, General Counsel and Secretary

Date: April 16, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Company Notice to Holders of 4.0% Convertible Senior Notes due 2018 issued by SYNNEX Corporation, dated April 16, 2013, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(5)(A)	Press Release dated April 16, 2013.

(b)(1)	Fourth Amended and Restated Credit Agreement, dated as of November 12, 2010, by and among the Company, the lenders signatories thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report in Form 8-K filed on November 18, 2010).

(b)(2)	Amendment No. 5 to Fourth Amended and Restated Credit Agreement, dated as of October 18, 2012, by and among the Company, the lenders signatories thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 24, 2012).

(b)(3)	Fourth Omnibus Amendment, dated as of January 11, 2010, among the Company, SIT Funding Corporation, Bank of America, N.A. and the other signatories thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 15, 2010).

(b)(4)	Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of January 23, 2009, by and among the Originators thereto from time to time, the Company and SIT Funding Corporation (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report in Form 10-K for the year ended November 30, 2008).

(b)(5)	Fifth Amendment to Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of November 12, 2010, between the Company and SIT Funding Corporation (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 18, 2010).

(b)(6)	Sixth Amendment to Third Amended and Restated Receivables Sales and Servicing Agreement, dated as of October 18, 2012, between the Company and SIT Funding Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 24, 2012).

(b)(7)	Fourth Amended and Restated Receivables Funding and Administration Agreement, dated as November 12, 2010, among SIT Funding Corporation, the lenders party thereto from time to time, The Bank of Nova Scotia and PNC Capital Markets, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report in Form 8-K filed on November 18, 2010).

(b)(8)	Third Amendment to Fourth Amended and Restated Receivables Funding and Administration Agreement, dated as of October 18, 2012, by and among SIT Funding Corporation and the lenders signatories thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 24, 2012).

(d)(1)	Indenture, dated as of May 12, 2008, between SYNNEX Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 16, 2008).

Exhibit Number	Description

(d)(2)	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).

(d)(3)	Amendment to the Amended and Restated 2003 Stock Incentive Plan, dated November 21, 2008 (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended November 30, 2008).

(d)(4)	Form of Notice of Stock Option Grant (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).

(d)(5)	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).

(d)(6)	Form of Restricted Stock Award (Directors) (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).

(d)(7)	Form of Notice of Restricted Stock Unit Award (Performance Vesting) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 4, 2010).

(d)(8)	Amendment to Amended and Restated 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended November 30, 2011).

(d)(9)	Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).

(d)(10)	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).

(d)(11)	SYNNEX Corporation 2013 Stock Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A filed on February 22, 2013).

(d)(12)	Amendment No. 1 to SYNNEX Corporation 2013 Stock Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Additional Proxy Materials on Schedule 14A filed on March 5, 2013).

(d)(13)	Offer Letter to Marshall Witt dated March 29, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 3, 2013).

(g)	None.

(h)	None.